[Letterhead of Goldman, Sachs & Co.]
April 26, 2010
VIA EDGAR
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust, SEC File Numbers: 033-17619 and 811-05349
Goldman Sachs Variable Insurance Trust, SEC File Numbers: 333-35883 and 811-08361
Goldman Sachs Credit Strategies Fund, SEC File Numbers: 333-157622 and 811-22280
Messrs. Fields and Dalton:
As discussed, we are submitting for your review the disclosure that we propose adding to the prospectuses for the Goldman Sachs mutual funds describing the recent SEC complaint filed against Goldman, Sachs & Co. and one of its employees:
“On April 16, 2010, the Securities and Exchange Commission (“SEC”) brought an action under the U.S. federal securities laws in the U.S. District Court for the Southern District of New York against Goldman, Sachs & Co. (“GS&Co.”) and one of its employees in relation to a single transaction in 2007 involving two professional institutional investors in a synthetic collateralized debt obligation offering. GS&Co. and/or other affiliates of The Goldman Sachs Group, Inc. have received or may in the future receive notices and requests for information from various regulators, and have become or may in the future become involved in legal proceedings, based on allegations similar to those made by the SEC or other matters.
Neither Goldman Sachs Asset Management, L.P. or Goldman Sachs Asset Management International (collectively “GSAM”) nor any GSAM-managed funds have been named in the complaint. Moreover, the SEC complaint does not seek any penalties against them or against any employee who is or has been part of GSAM.
In the view of GS&Co. and GSAM, neither the matters alleged in this or any such similar proceedings nor their eventual resolution are likely to have a material affect on the ability of GS&Co., GSAM or their affiliates to provide services to GSAM-managed funds. Due to a provision in the law governing the operation of mutual funds, the resolution of the SEC action could, under certain circumstances, result in a situation in which GS&Co., GSAM and their affiliates would need to obtain an exemption from the SEC to continue to provide services to U.S.-registered mutual funds. While there is no assurance that this exemption would be granted, the SEC has granted this type of relief in the past.”

[Letterhead of Goldman, Sachs & Co.]
Please let us know at your earliest opportunity if you have comments to our proposed disclosure.
Sincerely,
/s/ Peter V. Bonanno
Peter V. Bonanno